Exhibit 99.1

          2nd Quarter 2013 • Earnings News Release • Three and Six months ended April 30, 2013
TD Bank Group Reports Second Quarter 2013 Results

This quarterly earnings news release should be read in conjunction with our unaudited Second Quarter 2013 Report to Shareholders for the three and six months ended April 30, 2013, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), which is available on our website at http://www.td.com/investor/. This analysis is dated May 22, 2013. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC’s) website at http://www.sec.gov (EDGAR filers section).
Reported results conform to Generally Accepted Accounting Principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter a year ago:
•	Reported diluted earnings per share were $1.78, compared with $1.78.
•	Adjusted diluted earnings per share were $1.90, compared with $1.82.
•	Reported net income was $1,723 million, compared with $1,693 million.
•	Adjusted net income was $1,833 million, compared with $1,736 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2013, compared with the corresponding period a year ago:
•	Reported diluted earnings per share were $3.65, compared with $3.33.
•	Adjusted diluted earnings per share were $3.90, compared with $3.68.
•	Reported net income was $3,513 million, compared with $3,171 million.
•	Adjusted net income was $3,749 million, compared with $3,498 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The second quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $58 million after tax (6 cents per share), compared with $59 million after tax (6 cents per share) in the second quarter last year.
•
A loss of $22 million after tax (3 cents per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, compared with a loss of $9 million after tax (1 cent per share) in the second quarter last year.

•
Integration charges and direct transaction costs of $30 million after tax (3 cents per share) relating to the acquisition of the credit card portfolio of MBNA Canada, compared with $30 million after tax (3 cents per share) in the second quarter last year.

TORONTO, May 23, 2013 – TD Bank Group (TD or the Bank) today announced its financial results for the second quarter ended April 30, 2013. Results for the quarter reflected good earnings contributions from TD’s personal and commercial banking operations in Canada and the U.S.
“TD had a solid second quarter, delivering adjusted earnings of $1.8 billion, up 6% from a year ago,” said Ed Clark, Group President and Chief Executive Officer. “We feel positive about these results in the context of a challenging operating environment. We remain confident that our customer-focused, retail-driven business model will help us manage through a period of slower growth and low interest rates.”

TD BANK GROUP • SECOND QUARTER 2013 • EARNINGS NEWS RELEASE	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted reported net income of $847 million in the second quarter. On an adjusted basis, net income was $877 million, up 5% compared with the second quarter last year. These earnings reflect continued good loan and deposit growth, stable margins, favourable credit performance and effective cost management.
“Canadian Personal and Commercial Banking businesses generated good results in a continued slow growth environment,” said Tim Hockey, Group Head, Canadian Banking, Auto Finance, and Credit Cards. “We are pleased with our results to date in 2013, and we believe that our continued focus on providing industry-leading customer service and convenience, as well as ongoing improvements in productivity, will position us well for the future.”

Wealth and Insurance
Wealth and Insurance delivered net income of $364 million in the quarter, flat to last year. Increased Wealth earnings were driven by strong performance in our advice-based and asset management businesses and good growth in client assets. During the quarter, TD acquired Epoch Investment Partners, Inc., a successful New York-based asset management firm, which will further advance the growth strategy for the Wealth business. In Insurance, good premium growth was more than offset by higher claims due to a more severe winter and increased investments in the business. TD Ameritrade contributed $53 million in earnings to the segment, an increase of 13% compared with the second quarter last year.
"In our Wealth business we have strong momentum, and we look forward to working with Epoch to drive further growth," said Mike Pedersen, Group Head, Wealth Management, Insurance, and Corporate Shared Services. "In Insurance, we expect good premium growth but face increased uncertainty, including the impact of past and future Ontario auto reforms."

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking generated US$392 million in net income for the quarter, an increase of 9% compared with the second quarter last year. Results were driven by strong loan and deposit volume growth, partially offset by lower margins. During the second quarter, TD acquired leading retailer Target’s U.S. Visa and private label credit card portfolio, adding $6 billion of high quality assets to TD’s balance sheet.
“TD Bank, America’s Most Convenient Bank, had a good second quarter, with strong volume growth in both loans and deposits,” said Bharat Masrani, Group Head, U.S. Personal and Commercial Banking. “Although we continue to feel the impact of margin pressure, we remain focused on delivering legendary customer service and convenience and achieving productivity improvements.”

Wholesale Banking
Wholesale Banking net income for the quarter was $220 million, an increase of 12% compared with the second quarter last year, driven by higher trading-related revenue, improved client activity, and lower non-interest expenses.
“We are pleased with our second quarter results and the continued performance of our strong franchise businesses in a difficult trading environment,” said Bob Dorrance, Group Head, Wholesale Banking. “We are encouraged by the gradual improvement in capital markets, and we expect to capitalize on increased market activity as macroeconomic conditions stabilize.”

Capital
TD’s Common Equity Tier 1 ratio on a Basel III fully phased-in basis was 8.8%, having absorbed the Target U.S. credit card and Epoch acquisitions in the quarter. In view of our demonstrated ability to generate capital, TD is announcing today a 12 million share buyback program which translates to roughly $1 billion in capital.

Conclusion
“We are pleased with our results for the quarter, given the backdrop of low interest rates and slower economic growth. At the half-year mark, we are very pleased with our 7% adjusted earnings growth on a year-to-date basis, driven by our retail businesses,” said Clark. “We will continue to build our businesses and focus on managing our expenses prudently while delivering value for our customers, employees, communities and shareholders.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • SECOND QUARTER 2013 • EARNINGS NEWS RELEASE	Page 3

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2012 Annual Report (“2012 MD&A”) under the headings “Economic Summary and Outlook”, for each business segment “Business Outlook and Focus for 2013” and in other statements regarding the Bank’s objectives and priorities for 2013 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks, all of which are discussed in the 2012 MD&A. Examples of such risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2012” in the “Financial Results Overview” section of the 2012 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; changes to the Bank’s credit ratings; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; disruptions in or attacks (including cyber attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; and the overall difficult litigation environment, including in the United States. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2012 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2012 MD&A under the headings “Economic Summary and Outlook”, as updated in this document; and for each business segment, “Business Outlook and Focus for 2013”, as updated in this document under the headings “Business Outlook”.
   Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2013 • EARNINGS NEWS RELEASE	Page 4

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Results of operations
Total revenue	$6,000	$5,971	$5,750	$11,971	$11,392
Provision for credit losses	417	385	388	802	792
Non-interest expenses	3,626	3,495	3,372	7,121	6,921
Net income – reported	1,723	1,790	1,693	3,513	3,171
Net income – adjusted[1]	1,833	1,916	1,736	3,749	3,498
Economic profit[2]	756	832	762	1,586	1,546
Return on common equity – reported	14.8%	15.3%	16.2%	15.0%	15.1%
Return on common equity – adjusted[2]	15.8%	16.4%	16.6%	16.1%	16.7%
Financial position
Total assets	$826,407	$818,482	$773,186	$826,407	$773,186
Total equity	51,159	49,780	45,919	51,159	45,919
Total risk-weighted assets[3]	281,790	274,445	241,968	281,790	241,968
Financial ratios
Efficiency ratio – reported	60.5%	58.5%	58.7%	59.5%	60.8%
Efficiency ratio – adjusted[1]	58.4%	55.6%	56.8%	57.0%	56.0%
Common Equity Tier 1 capital to risk weighted assets[4]	8.8%	8.8%	n/a	8.8%	n/a
Tier 1 capital to risk weighted assets[3]	10.8%	10.9%	12.0%	10.8%	12.0%
Provision for credit losses as a % of net average loans
and acceptances[5]	0.39%	0.35%	0.37%	0.37%	0.38%
Common share information – reported (dollars)
Per share earnings
Basic	$1.79	$1.87	$1.79	$3.66	$3.35
Diluted	1.78	1.86	1.78	3.65	3.33
Dividends per share	0.81	0.77	0.72	1.58	1.40
Book value per share	50.18	48.78	45.19	50.18	45.19
Closing share price	82.59	83.29	83.49	82.59	83.49
Shares outstanding (millions)
Average basic	920.9	916.8	904.1	918.8	902.6
Average diluted	923.7	922.6	912.6	923.2	911.0
End of period	922.1	920.5	908.2	922.1	908.2
Market capitalization (billions of Canadian dollars)	$76.2	$76.7	$75.8	$76.2	$75.8
Dividend yield	3.7%	3.7%	3.4%	3.7%	3.6%
Dividend payout ratio	45.3%	41.2%	40.2%	43.2%	41.8%
Price to earnings ratio	11.7	11.8	12.7	11.7	12.7
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.91	$2.01	$1.84	$3.92	$3.71
Diluted	1.90	2.00	1.82	3.90	3.68
Dividend payout ratio	42.4%	38.3%	39.2%	40.3%	37.8%
Price to earnings ratio	10.8	11.0	11.6	10.8	11.6
1	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section for an explanation of reported and adjusted results.
2	Economic profit and adjusted return on common equity are non-GAAP financial measures. Refer to the “Economic Profit and Return on Common Equity” section for an explanation.
3
Effective the first quarter of 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “all-in” methodology. Prior to the first quarter of 2013, amounts were calculated in accordance with the Basel II regulatory framework.

4
Effective the first quarter of 2013, the Bank implemented the Basel III regulatory framework. As a result, the Bank began reporting the Common Equity Tier 1 capital measure in accordance with the “all-in” methodology.

5
Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see the “Credit Portfolio Quality” section of the MD&A and Note 5 to the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, see the “Exposure to Non-agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of the MD&A and Note 5 to the Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2013 • EARNINGS NEWS RELEASE	Page 5

HOW WE PERFORMED

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Net interest income	$3,902	$3,846	$3,680	$7,748	$7,367
Non-interest income	2,098	2,125	2,070	4,223	4,025
Total revenue	6,000	5,971	5,750	11,971	11,392
Provision for credit losses	417	385	388	802	792
Non-interest expenses	3,626	3,495	3,372	7,121	6,921
Income before income taxes and equity in net income of an
investment in associate	1,957	2,091	1,990	4,048	3,679
Provision for income taxes	291	360	351	651	623
Equity in net income of an investment in associate, net of income taxes	57	59	54	116	115
Net income – reported	1,723	1,790	1,693	3,513	3,171
Preferred dividends	49	49	49	98	98
Net income available to common shareholders and
non-controlling interests in subsidiaries	$1,674	$1,741	$1,644	$3,415	$3,073
Attributable to:
Non-controlling interests	$26	$26	$26	$52	$52
Common shareholders	$1,648	$1,715	$1,618	$3,363	$3,021

TD BANK GROUP • SECOND QUARTER 2013 • EARNINGS NEWS RELEASE	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Operating results – adjusted
Net interest income[1]	$3,902	$3,846	$3,702	$7,748	$7,403
Non-interest income[2]	2,123	2,094	2,077	4,217	4,086
Total revenue	6,025	5,940	5,779	11,965	11,489
Provision for credit losses[3]	417	385	468	802	913
Non-interest expenses[4]	3,518	3,300	3,279	6,818	6,437
Income before income taxes and equity in net income of an
investment in associate	2,090	2,255	2,032	4,345	4,139
Provision for income taxes[5]	328	411	365	739	786
Equity in net income of an investment in associate, net of income taxes[6]	71	72	69	143	145
Net income – adjusted	1,833	1,916	1,736	3,749	3,498
Preferred dividends	49	49	49	98	98
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	1,784	1,867	1,687	3,651	3,400
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	26	26	26	52	52
Net income available to common shareholders – adjusted	1,758	1,841	1,661	3,599	3,348
Adjustments for items of note, net of income taxes
Amortization of intangibles[7]	(58)	(56)	(59)	(114)	(119)
Fair value of derivatives hedging the reclassified available-for-sale securities
portfolio[8]	(22)	24	(9)	2	(54)
Integration charges and direct transaction costs relating to U.S. Personal and
Commercial Banking acquisitions[9]	–	–	–	–	(9)
Fair value of credit default swaps hedging the corporate loan book, net of
provision for credit losses[10]	–	–	(1)	–	(2)
Integration charges, direct transaction costs, and changes in fair value of
contingent consideration relating to the Chrysler Financial acquisition[11]	–	–	(3)	–	(8)
Integration charges and direct transaction costs relating to the acquisition
of the credit card portfolio of MBNA Canada[12]	(30)	(24)	(30)	(54)	(54)
Litigation reserve[13]	–	(70)	–	(70)	(171)
Reduction of allowance for incurred but not identified credit losses[14]	–	–	59	–	90
Total adjustments for items of note	(110)	(126)	(43)	(236)	(327)
Net income available to common shareholders – reported	$1,648	$1,715	$1,618	$3,363	$3,021
1
Adjusted net interest income excludes the following items of note: second quarter 2012 – $22 million (net of tax, $17 million) of certain charges against revenue related to promotional-rate card origination activities, as explained in footnote 12; first quarter 2012 – $14 million (net of tax, $10 million) of certain charges against revenue related to promotional-rate card origination activities.

2
Adjusted non-interest income excludes the following items of note: second quarter 2013 – $25 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8; first quarter 2013 – $31 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; second quarter 2012 – $2 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 10; $5 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; first quarter 2012 – $2 million loss due to change in fair value of CDS hedging the corporate loan book; $53 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $1 million gain due to change in fair value of contingent consideration relating to Chrysler Financial, as explained in footnote 11.

3
Adjusted provision for credit losses (PCL) excludes the following items of note: second quarter 2012 – $80 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking and Wholesale Banking, as explained in footnote 14; first quarter 2012 – $41 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking and Wholesale Banking.

4
Adjusted non-interest expenses excludes the following items of note: second quarter 2013 – $67 million amortization of intangibles, as explained in footnote 7; $41 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 12; first quarter 2013 – $66 million amortization of intangibles; $32 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; $97 million of charges related to a litigation reserve, as explained in footnote 13; second quarter 2012 – $69 million amortization of intangibles; $6 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition, as explained in footnote 11; $18 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; first quarter 2012 – $70 million amortization of intangibles; $11 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 9; $7 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; $18 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; $285 million of charges related to a litigation reserve.

TD BANK GROUP • SECOND QUARTER 2013 • EARNINGS NEWS RELEASE	Page 7

5
For a reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in this document.

6
Adjusted equity in net income of an investment in associate excludes the following items of note: second quarter 2013 – $14 million amortization of intangibles, as explained in footnote 7; first quarter 2013 – $13 million amortization of intangibles; second quarter 2012 – $15 million amortization of intangibles; first quarter 2012 – $15 million amortization of intangibles.

7
Amortization of intangibles primarily relates to the TD Banknorth acquisition in 2005 and its privatization in 2007, the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services in 2007, the Commerce acquisition in 2008, the amortization of intangibles included in equity in net income of TD Ameritrade, the acquisition of the credit card portfolio of MBNA Canada in 2012, the acquisition of Target’s U.S. credit card portfolio in 2013, and the Epoch acquisition in 2013. Amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of asset acquisitions and business combinations.

8
During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

9
As a result of U.S. Personal and Commercial Banking acquisitions, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Integration charges in the recent quarters were driven by the South Financial and FDIC-assisted acquisitions and there were no direct transaction costs recorded. The first quarter of 2012 was the last quarter U.S. Personal and Commercial Banking included any further FDIC-assisted and South Financial related integration charges or direct transaction costs as an item of note.

10
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

11
As a result of the Chrysler Financial acquisition in Canada and the U.S., the Bank incurred integration charges and direct transaction costs. As well, the Bank experienced volatility in earnings as a result of changes in fair value of contingent consideration. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Contingent consideration is defined as part of the purchase agreement, whereby the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recorded at fair value on the date of acquisition. Changes in fair value subsequent to acquisition are recorded in the Consolidated Statement of Income. Adjusted earnings exclude the gains and losses on contingent consideration in excess of the acquisition date fair value. While integration charges and direct transaction costs related to this acquisition were incurred for both Canada and the U.S., the majority of these charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking. The fourth quarter of 2012 was the last quarter U.S. Personal and Commercial Banking included any further Chrysler Financial-related integration charges or direct transaction costs as an item of note.

12
As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication, rebranding and certain charges against revenue related to promotional-rate card origination activities), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting the business combination and consist primarily of finders’ fees, advisory fees and legal fees. Integration charges and direct transaction costs related to this acquisition are incurred by Canadian Personal and Commercial Banking. The integration charges to date are higher than what was anticipated when the transaction was announced. The elevated spending is primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business.

13
The Bank took prudent steps to determine in accordance with applicable accounting standards that litigation provisions were required in the following relevant periods. In the first quarter of 2012, the Bank determined that the litigation provision of $285 million ($171 million after tax) was required as a result of certain adverse judgments in the U.S. during the quarter as well as settlements reached following the quarter. In the first quarter of 2013, the Bank further reassessed its litigation provisions and determined that an additional increase in the litigation provision of $97 million ($70 million after tax) was required as a result of recent developments and settlements reached in the U.S., having considered these factors as well as other related or analogous litigation cases.

14
Excluding the impact related to the credit card portfolio of MBNA Canada and other consumer loan portfolios (which is recorded in Canadian Personal and Commercial Banking), “Reduction of allowance for incurred but not identified credit losses”, formerly known as “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking” was $80 million (net of tax, $59 million) in the second quarter 2012 and $41 million (net of tax, $31 million) in the first quarter 2012, all of which was attributable to the Wholesale Banking and non-MBNA related Canadian Personal and Commercial Banking loan portfolios. Beginning in 2013, the change in the “allowance for incurred but not identified credit losses” in the normal course of business will be included in Corporate segment net income and will no longer be recorded as an item of note.

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended		For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Basic earnings per share – reported	$1.79	$1.87	$1.79	$3.66	$3.35
Adjustments for items of note[2]	0.12	0.14	0.05	0.26	0.36
Basic earnings per share – adjusted	$1.91	$2.01	$1.84	$3.92	$3.71

Diluted earnings per share – reported	$1.78	$1.86	$1.78	$3.65	$3.33
Adjustments for items of note[2]	0.12	0.14	0.04	0.25	0.35
Diluted earnings per share – adjusted	$1.90	$2.00	$1.82	$3.90	$3.68
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • SECOND QUARTER 2013 • EARNINGS NEWS RELEASE	Page 8

TABLE 5: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Provision for income taxes – reported	$291	$360	$351	$651	$623
Adjustments for items of note: Recovery of (provision for)
income taxes[1,2]
Amortization of intangibles	23	23	25	46	50
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	3	(7)	(4)	(4)	4
Integration charges and direct transaction costs relating to U.S.
Personal and Commercial Banking acquisitions	–	–	–	–	2
Fair value of credit default swaps hedging the corporate loan book,
net of provision for credit losses	–	–	1	–	2
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the
Chrysler Financial acquisition	–	–	3	–	4
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	11	8	10	19	18
Litigation reserve	–	27	–	27	114
Reduction of allowance for incurred but not identified credit losses	–	–	(21)	–	(31)
Total adjustments for items of note	37	51	14	88	163
Provision for income taxes – adjusted	$328	$411	$365	$739	$786
Effective income tax rate – adjusted[3]	15.7%	18.2%	18.0%	17.0%	19.0%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK GROUP • SECOND QUARTER 2013 • EARNINGS NEWS RELEASE	Page 9

Economic Profit and Return on Common Equity
The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III at a 7% Common Equity Tier 1 (CET1) ratio. The return measures for business segments reflect a return on common equity methodology.
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average common equity. The rate used in the charge for average common equity is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s common equity. The Bank’s goal is to achieve positive and growing economic profit.
Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity. ROE is a percentage rate and is a variation of economic profit which is a dollar measure. When ROE exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROE that exceeds the equity cost of capital.
Economic profit and adjusted ROE are non-GAAP financial measures as these are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: ECONOMIC PROFIT AND RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Average common equity	$45,651	$44,488	$40,625	$45,093	$40,262
Rate charged for average common equity	9.0%	9.0%	9.0%	9.0%	9.0%
Charge for average common equity	$1,002	$1,009	$899	$2,013	$1,802
Net income available to common shareholders
– reported	$1,648	$1,715	$1,618	$3,363	$3,021
Items of note impacting income, net of income taxes[1]	110	126	43	236	327
Net income available to common shareholders
– adjusted	$1,758	$1,841	$1,661	$3,599	$3,348
Economic profit[2]	$756	$832	$762	$1,586	$1,546
Return on common equity – adjusted	15.8%	16.4%	16.6%	16.1%	16.7%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Economic profit is calculated based on average common equity.

SIGNIFICANT EVENTS IN 2013

Acquisition of Target Corporation’s U.S. Credit Card Portfolio
On March 13, 2013, the Bank acquired substantially all of Target Corporation’s existing U.S. Visa and private label credit card portfolio, with a gross outstanding balance of $5.8 billion. The Bank also entered into a seven-year program agreement under which it will become the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target Corporation's U.S. customers.
   Under the terms of the program agreement, the Bank and Target Corporation will share in the profits generated by the portfolios. Target Corporation will be responsible for all elements of operations and customer service, and will bear most of the operating costs to service the assets. The Bank will control risk management policies and regulatory compliance and will bear all costs relating to funding the receivables for existing Target Visa accounts and all existing and newly issued Target private label accounts in the U.S. The Bank accounted for the purchase as an asset acquisition. The results of the acquisition from the acquisition date to April 30, 2013 have been recorded in the U.S. Personal and Commercial Banking segment.
   At the date of acquisition the Bank recorded the credit card receivables acquired at their fair value of $5.7 billion and intangible assets totalling $98 million. The gross amount of revenue and credit losses have been recorded on the Interim Consolidated Statement of Income since that date. Target Corporation shares in a fixed percentage of the revenue and credit losses incurred. Target Corporation’s share of revenue and credit losses is recorded in Non-interest expenses on the Interim Consolidated Statement of Income and related receivables from, or payables to Target Corporation are recorded in Other assets or Other liabilities, respectively, on the Interim Consolidated Balance Sheet.

Acquisition of Epoch
On March 27, 2013, the Bank acquired 100% of the outstanding equity of Epoch Holding Corporation including its wholly-owned subsidiary Epoch Investment Partners, Inc. (Epoch) for cash consideration of $674 million. Epoch Holding Corporation shareholders received US$28 in cash per share.
The acquisition was accounted for as a business combination under the purchase method. The results of the acquisition from the acquisition date to April 30, 2013, have been consolidated with the Bank’s results and are reported in the Wealth and Insurance segment. As at March 27, 2013, the acquisition contributed $36 million of tangible assets, and $12 million of liabilities. The excess of consideration over the fair value of the acquired net assets of $650 million has been allocated to customer relationship intangibles of $149 million and goodwill of $501 million.

Acquisition of HSBC’s Consumer Private Label Credit Card Portfolio
The Bank entered into an agreement with HSBC Retail Services Limited, an indirect wholly-owned subsidiary of HSBC Holdings plc, to acquire its consumer private label credit card portfolio, which totalled approximately $495 million at February 28, 2013. The acquisition, subject to regulatory approval, is expected to be completed in the second half of fiscal 2013.

TD BANK GROUP • SECOND QUARTER 2013 • EARNINGS NEWS RELEASE	Page 10

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Effective December 1, 2011, results of the acquisition of the credit card portfolio of MBNA Canada (MBNA) are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of MBNA are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance Canada are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance U.S. are reported in U.S. Personal and Commercial Banking. Integration charges, direct transaction costs, and changes in fair value of contingent consideration related to the Chrysler Financial acquisition were reported in the Corporate segment.
Effective March 13, 2013, results of the acquisition of Target’s U.S. credit card portfolio (Target) are reported in U.S. Personal and Commercial Banking. Effective March 27, 2013, the results of Epoch are reported in Wealth and Insurance.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the MD&A of the Bank’s 2012 Annual Report, and Note 28 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2012. For information concerning the Bank’s measures of economic profit and adjusted return on common equity, which are non-GAAP financial measures, see the “How We Performed” section of this document.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $77 million, compared with $74 million in the second quarter last year, and $75 million in the prior quarter.

TABLE 7: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted)		For the three months ended		For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Net interest income	$2,010	$2,058	$1,967	$4,068	$3,897
Non-interest income	655	665	636	1,320	1,276
Total revenue – reported	2,665	2,723	2,603	5,388	5,173
Total revenue – adjusted	2,665	2,723	2,625	5,388	5,209
Provision for credit losses	245	244	274	489	557
Non-interest expenses – reported	1,267	1,226	1,226	2,493	2,386
Non-interest expenses – adjusted	1,226	1,194	1,208	2,420	2,350
Net income – reported	$847	$920	$808	$1,767	$1,634
Adjustments for items of note, net of income taxes[1]
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	30	24	30	54	54
Net income – adjusted	$877	$944	$838	$1,821	$1,688
Selected volumes and ratios
Return on common equity – reported	44.6%	47.5%	42.0%	46.1%	42.8%
Return on common equity – adjusted	46.3%	48.7%	43.4%	47.5%	44.2%
Margin on average earning assets (including securitized assets)
– reported	2.80%	2.79%	2.84%	2.79%	2.80%
Margin on average earning assets (including securitized assets)
– adjusted	2.80%	2.79%	2.87%	2.79%	2.83%
Efficiency ratio – reported	47.5%	45.0%	47.1%	46.3%	46.1%
Efficiency ratio – adjusted	46.0%	43.8%	46.0%	44.9%	45.1%
Number of Canadian retail stores	1,165	1,166	1,153	1,165	1,153
Average number of full-time equivalent staff	28,048	28,385	31,017	28,220	30,855
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • SECOND QUARTER 2013 • EARNINGS NEWS RELEASE	Page 11

Quarterly comparison – Q2 2013 vs. Q2 2012
Canadian Personal and Commercial Banking net income for the quarter on a reported basis was $847 million, an increase of $39 million, or 5%, compared with the second quarter last year. Adjusted net income for the quarter was $877 million, an increase of $39 million, or 5%, compared with the second quarter last year. The increase in adjusted earnings was primarily driven by loan and deposit volume growth, favourable credit performance, and effective cost management, partially offset by an elevated MBNA contribution in the second quarter last year from better credit performance on acquired loans and one less calendar day. The reported annualized return on common equity for the quarter was 44.6%, while the adjusted annualized return on common equity was 46.3%, compared with 42.0% and 43.4% respectively, in the second quarter last year.
Canadian Personal and Commercial Banking revenue is derived from personal and business banking, auto lending and credit cards. Reported revenue for the quarter was $2,665 million, an increase of $62 million, or 2%, compared with the second quarter last year. Adjusted revenue for the quarter was $2,665 million, an increase of $40 million, or 2% compared with the second quarter last year. Net interest income growth was driven by portfolio volume growth, partially offset by an elevated MBNA contribution in the second quarter last year from better credit performance on acquired loans and the impact of one less calendar day. The personal banking business generated solid lending volume growth of 3% reflecting a slowing housing market and continued consumer deleveraging. Compared with the second quarter last year, average real estate secured lending volume increased $9 billion, or 4%. Auto lending average volume increased $0.3 billion, or 2%, while all other personal lending average volumes decreased $1 billion or 3% largely driven by managed declines in the MBNA portfolio. Business loans and acceptances average volume increased $5 billion, or 14%. Average personal deposit volumes increased $7 billion, or 5%, while average business deposit volumes increased $5 billion, or 8%. Margin on average earning assets was 2.80%, a 4 basis point (bps) decrease on a reported basis, or a decrease of 7 bps on an adjusted basis primarily due to the impact on deposit margins from the low rate environment and the MBNA credit mark release in the second quarter last year. Non-interest income was up $19 million, primarily due to volume-related fee growth.
PCL for the quarter was $245 million, a decrease of $29 million, or 11%, compared with the second quarter last year. Personal banking PCL was $212 million, a decrease of $52 million due primarily to better credit performance, enhanced collection strategies, and low bankruptcies. Business banking PCL was $33 million, an increase of $23 million, compared with the second quarter last year primarily due to a provision against a single client in the current quarter. Annualized PCL as a percentage of credit volume was 0.33%, a decrease of 5 bps, compared with the second quarter last year. Net impaired loans were $909 million, a decrease of $34 million, or 4%, compared with the second quarter last year. Net impaired loans as a percentage of total loans were 0.30%, compared with 0.32% as at April 30, 2012.
Reported non-interest expenses for the quarter were $1,267 million, an increase of $41 million, or 3%, compared with the second quarter last year. Adjusted non-interest expenses for the quarter were $1,226 million, an increase of $18 million, or 1%, compared with the second quarter last year as volume growth, merit increases, and investment in initiatives to grow the business were largely offset by initiatives to increase productivity.
The average full-time equivalent (FTE) staffing levels decreased by 2,969, or 10%, compared with the second quarter last year, primarily due to a transfer of FTEs to the Corporate segment. Operating FTE declined by 1% due to volume-related reductions and productivity initiatives. The reported efficiency ratio for the quarter was 47.5%, while the adjusted efficiency ratio was 46.0%, compared with 47.1% and 46.0% respectively, in the second quarter last year.

Quarterly comparison – Q2 2013 vs. Q1 2013
Canadian Personal and Commercial Banking net income for the quarter on a reported basis decreased $73 million, or 8%, compared with the prior quarter. Adjusted net income for the quarter decreased $67 million, or 7%, compared with the prior quarter. The decrease in earnings was primarily due to three fewer calendar days and higher non-interest expenses. The reported annualized return on common equity for the quarter was 44.6%, while the adjusted annualized return on common equity was 46.3%, compared with 47.5% and 48.7% respectively, in the prior quarter.
Revenue for the quarter decreased $58 million, or 2%, compared with the prior quarter, due primarily to three fewer calendar days. Compared with the prior quarter, average real estate secured lending volume increased $0.2 billion, or 0.1%. All other personal lending average volumes decreased $0.3 billion, or 1%. Business loans and acceptances average volumes increased $2 billion, or 4%. Average personal deposit volumes decreased $0.5 billion, or 0.3%, while average business deposit volumes decreased $0.3 billion, or 0.4%. Margin on average earning assets was stable at 2.80%. Non-interest income decreased $10 million, primarily due to fewer calendar days.
PCL for the quarter was $245 million, in line with the prior quarter. Personal banking PCL for the quarter decreased $24 million compared with the prior quarter due primarily to better credit performance, enhanced collection strategies, and low bankruptcies. Business banking PCL increased $25 million due to a provision against a single client in the current quarter. Net impaired loans decreased $5 million, or 1%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.30%, in line with the prior quarter.
Reported non-interest expenses for the quarter increased $41 million, or 3%, compared with the prior quarter. Adjusted non-interest expenses for the quarter increased $32 million, or 3%, compared with the prior quarter largely due to timing of business investments and higher seasonal marketing costs.
The average FTE staffing levels decreased by 337, compared with the prior quarter primarily due to volume-related FTE productivity gains. The reported efficiency ratio for the quarter worsened to 47.5%, compared with 45.0% in the prior quarter, while the adjusted efficiency ratio worsened to 46.0%, compared with 43.8% in the prior quarter.

Year-to-date comparison – Q2 2013 vs. Q2 2012
Canadian Personal and Commercial Banking reported net income for the six months ended April 30, 2013 was $1,767 million, an increase of $133 million, or 8%, compared with the same period last year. Adjusted net income was a record $1,821 million, an increase of $133 million, or 8%, compared with the same period last year. The increase in adjusted earnings was primarily driven by solid loan and deposit volume growth, favourable credit performance, and effective cost management. These increases were partially offset by an elevated MBNA contribution last year from better credit performance on acquired loans and one less calendar day. The reported annualized return on common equity was 46.1%, while the adjusted annualized return on common equity was 47.5%, compared with 42.8% and 44.2% respectively, in the same period last year.

TD BANK GROUP • SECOND QUARTER 2013 • EARNINGS NEWS RELEASE	Page 12

Reported revenue was $5,388 million, an increase of $215 million, or 4%, compared with the same period last year. Adjusted revenue was $5,388 million, an increase of $179 million, or 3% compared with the same period last year. Net interest income growth was driven by portfolio volume growth and an additional month of MBNA, partially offset by an elevated MBNA contribution last year from better credit performance on acquired loans and the impact of one less calendar day. The personal lending business generated solid lending volume growth of 4% reflecting a slowing housing market and continued consumer deleveraging. Compared with the same period last year, average real estate secured lending volume increased $10 billion, or 5%. Auto lending average volume increased $0.3 billion, or 2%, while all other personal lending average volumes remained relatively stable. Business loans and acceptances average volume increased $5 billion, or 14%. Average personal deposit volumes increased $9 billion, or 6%, while average business deposit volumes increased $5 billion, or 8%. Margin on average earning assets was 2.79%, a 1 bp decrease on a reported basis or a 4bps decrease on an adjusted basis primarily due to the impact on deposit margins from the low rate environment. Non-interest income was up $44 million, primarily due to volume-related fee growth and the inclusion of an additional month of MBNA.
PCL was $489 million, a decrease of $68 million, or 12% compared with the same period last year. Personal banking PCL was $448 million, a decrease of $78 million due primarily to better credit performance, enhanced collection strategies, and low bankruptcies. Business banking PCL was $41 million, an increase of $10 million, compared with the same period last year. Annualized PCL as a percentage of credit volume was 0.33%, a decrease of 6 bps, compared with the same period last year.
Reported non-interest expenses were $2,493 million, an increase of $107 million, or 4%, compared with the same period last year. Adjusted non-interest expenses were $2,420 million, an increase of $70 million, or 3%, compared with the same period last year. Excluding MBNA, expenses increased $29 million, or 1% as volume growth, merit increases, and investment in initiatives to grow the business were largely offset by initiatives to increase productivity and one less calendar day.
The average FTE staffing levels decreased by 2,635, or 9%, compared with the same period last year, primarily due to a transfer of FTEs to the Corporate segment partially offset by an additional month of MBNA. Operating FTE declined by 1% due to volume-related reductions and productivity gains. The reported efficiency ratio was 46.3%, while the adjusted efficiency ratio was 44.9%, compared with 46.1% and 45.1% respectively, in the same period last year.

TD BANK GROUP • SECOND QUARTER 2013 • EARNINGS NEWS RELEASE	Page 13

Business Outlook
We will continue to build on our industry-leading customer service and convenience offering. For the first half of the year, Canadian Personal and Commercial Banking has delivered good performance in a challenging operating environment. We expect second half 2013 earnings growth to be similar to the first half. We forecast moderate revenue growth reflecting a low interest rate environment and slowing demand for retail loans. However, we will target to generate positive operating leverage by maintaining our focus on increasing productivity and tightly managing expense growth. Credit loss rates are expected to remain fairly stable.

TABLE 8: WEALTH AND INSURANCE
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Net interest income	$140	$148	$144	$288	$288
Insurance revenue, net of claims and related expenses[1]	294	325	330	619	611
Income from financial instruments designated at fair value
through profit or loss	10	(5)	(17)	5	(7)
Non-interest income – other	647	609	591	1,256	1,155
Total revenue	1,091	1,077	1,048	2,168	2,047
Non-interest expenses	710	670	653	1,380	1,292
Net income	311	330	318	641	612
Wealth	158	165	155	323	299
Insurance	153	165	163	318	313
TD Ameritrade	53	47	47	100	102
Total Wealth and Insurance	$364	$377	$365	$741	$714
Selected volumes and ratios
Assets under administration – Wealth (billions of Canadian dollars)[2]	$275	$270	$250	$275	$250
Assets under management – Wealth (billions of Canadian dollars)[3]	247	211	202	247	202
Gross originated insurance premiums	923	807	877	1,730	1,640
Return on common equity	25.2%	25.3%	22.5%	25.2%	21.9%
Efficiency ratio	65.1%	62.2%	62.3%	63.7%	63.1%
Average number of full-time equivalent staff	11,751	11,583	12,003	11,666	11,950
1
Insurance revenue, net of claims and related expenses is included in the Non-interest income line on the Bank’s Interim Consolidated Statement of Income. For the three and six months ended April 30, 2013, the claims and related expenses were $609 million and $1,205 million, respectively (three and six months ended April 30, 2012 – $512 million and $1,091 million, respectively).

2	The April 30, 2012 result for Wealth assets under administration was restated to conform with the presentation adopted in the fourth quarter of 2012.
3	As at April 30, 2013, the Wealth assets under management includes $28 billion due to the acquisition of Epoch.

Quarterly comparison – Q2 2013 vs. Q2 2012
Wealth and Insurance net income for the quarter was $364 million, a decrease of $1 million, compared with the second quarter last year. Higher earnings from Wealth and TD Ameritrade were offset by lower Insurance earnings. Wealth and Insurance net income excluding TD Ameritrade was $311 million, a decrease of $7 million, or 2%, compared with the second quarter last year. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $53 million, an increase of $6 million, or 13%, compared with the second quarter last year, mainly driven by higher TD Ameritrade earnings. For its second quarter ended March 31, 2013, TD Ameritrade reported net income was US$144 million, an increase of US$7 million, or 5%, compared with the second quarter last year, primarily driven by increased fee-based revenue and lower expenses, partially offset by tax-related items. The annualized return on common equity for the quarter was 25.2%, compared with 22.5% in the second quarter last year.
Wealth and Insurance revenue is derived from direct investing, advice-based businesses, asset management services, life and health insurance, and property and casualty insurance. Revenue for the quarter was $1,091 million, an increase of $43 million, or 4%, compared to the second quarter last year. In the Wealth business, revenue increased mainly from higher fee-based revenue from asset growth and the addition of one month of Epoch. In the Insurance business, revenue decreased due to the sale of the U.S. Insurance business and higher current year claims from a more severe winter, partially offset by premium volume growth.
Non-interest expenses for the quarter were $710 million, an increase of $57 million, or 9%, compared with the second quarter last year, primarily due to the addition of Epoch including certain integration costs, higher variable expenses in the Wealth business driven by increased revenue, and increased costs to support business growth in Wealth and Insurance, partially offset by decreased expenses resulting from the sale of the U.S. Insurance business.
Assets under administration of $275 billion as at April 30, 2013, increased $25 billion, or 10%, compared with April 30, 2012. Assets under management of $247 billion as at April 30, 2013 increased $45 billion, or 22%, compared with April 30, 2012. These increases were mainly driven by the addition of $28 billion of Epoch assets under management, net new client assets, and an increase in the market value of assets.
Gross originated insurance premiums were $923 million, an increase of $46 million, or 5%, compared with the second quarter last year. The increase was primarily due to organic business growth.

TD BANK GROUP • SECOND QUARTER 2013 • EARNINGS NEWS RELEASE	Page 14

The average FTE staffing levels decreased by 252, or 2%, compared to the second quarter last year, primarily due to the sale of the U.S. Insurance business, partially offset by an increase in staffing from business growth. The efficiency ratio for the current quarter worsened to 65.1%, compared with 62.3% in the second quarter last year.

Quarterly comparison – Q2 2013 vs. Q1 2013
Wealth and Insurance net income for the quarter decreased $13 million, or 3%, compared with the prior quarter. Earnings declined in both Wealth and Insurance, partially offset by higher earnings from TD Ameritrade. Wealth and Insurance net income excluding TD Ameritrade decreased $19 million, or 6%, compared with the prior quarter. The Bank’s reported investment in TD Ameritrade reflected an increase in net income of $6 million, or 13%, compared with the prior quarter, mainly driven by lower capital allocation charges. For its second quarter ended March 31, 2013, TD Ameritrade reported net income decreased US$3 million, or 2%, compared with the prior quarter driven by an increase in expenses, largely offset by higher transaction-based revenue from increased trading volumes. The annualized return on common equity for the quarter was 25.2%, compared with 25.3% in the prior quarter.
Revenue for the quarter increased $14 million, or 1%, compared with the prior quarter. In the Wealth business, revenue increased mainly due to higher fee-based revenue from asset growth, the addition of one month of Epoch, and higher trading revenue mainly from increased trading volume, partially offset by lower net interest income primarily due to the impact of fewer calendar days. In the Insurance business, revenue decreased due to unfavourable prior years’ claims development in the Ontario auto insurance market and the impact of fewer calendar days.
Non-interest expenses for the quarter increased $40 million, or 6%, compared to the prior quarter, primarily due to the addition of Epoch including integration costs and higher variable expenses in the Wealth business driven by increased revenue.
Assets under administration of $275 billion as at April 30, 2013 increased by $5 billion, or 2%, compared with January 31, 2013. Assets under management of $247 billion as at April 30, 2013 increased $36 billion, or 17%, compared with January 31, 2013. The increases were driven by the addition of Epoch assets under management, an increase in the market value of assets and net new client assets.
Gross originated insurance premiums increased $116 million, or 14%, compared with the prior quarter due largely to seasonality.
The average FTE staffing levels for the current quarter increased by 168 compared with the prior quarter primarily to support business growth. The efficiency ratio for the current quarter worsened to 65.1%, compared with 62.2% in the prior quarter.

Year-to-date comparison – Q2 2013 vs. Q2 2012
Wealth and Insurance net income for the six months ended April 30, 2013 was $741 million, an increase of $27 million, or 4%, compared with the same period last year, reflecting higher earnings in both Wealth and Insurance, offset by lower earnings in TD Ameritrade. Wealth and Insurance net income excluding TD Ameritrade was $641 million, an increase of $29 million, or 5%, compared with the same period last year. The Bank’s reported investment in TD Ameritrade generated net income of $100 million, a decrease of $2 million, or 2%, compared with the same period last year, mainly driven by taxes on higher dividend distribution, and a stronger Canadian dollar. For its six months ended March 31, 2013, TD Ameritrade reported net income was US$291 million, an increase of US$2 million compared with the same period last year, primarily driven by lower expenses, largely offset by tax related items. Wealth and Insurance’s annualized return on common equity was 25.2% compared with 21.9% in the same period last year.
Revenue was $2,168 million, an increase of $121 million, or 6%, compared to the same period last year. In the Wealth business, revenue increased mainly from higher fee-based revenue from asset growth and the addition of one month of Epoch. In the Insurance business, revenue increased due to lower claims from weather-related events and premium volume growth, partially offset by decreased revenue due to the sale of the U.S. Insurance business.
Non-interest expenses were $1,380 million, an increase of $88 million, or 7%, compared with the same period last year. The increase was primarily due to higher variable expenses in the Wealth business driven by increased revenue, the addition of Epoch including integration costs, and increased costs to support business growth in Wealth and Insurance, partially offset by decreased expenses resulting from the sale of the U.S. Insurance business.
Gross originated insurance premiums were $1,730 million, an increase of $90 million, or 5%, compared with the same period last year. The increase was primarily due to organic business growth.
The average FTE staffing levels decreased by 284, or 2%, compared with the same period last year, primarily due to the sale of the U.S. Insurance business, partially offset by an increase in staffing from business growth. The efficiency ratio was 63.7%, or relatively flat, compared with 63.1% in the same period last year.

Business Outlook
We will continue to build upon our market leadership positions in Wealth and Insurance and good underlying growth fundamentals.
In our Wealth business, despite continuously challenging trading and interest rate environments, we expect continuing positive momentum from growth in new client assets in the advice-based and asset management businesses, which is further strengthened by the addition of Epoch. We also continue to focus on customer experience and prudent expense management.
In our Insurance business, we continue to see good premium growth, although the business faces increased uncertainty, including the impact of past and future Ontario auto reforms and lower demand for credit-related insurance products.

TD BANK GROUP • SECOND QUARTER 2013 • EARNINGS NEWS RELEASE	Page 15

TABLE 9: U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars					U.S. dollars
	April 30	January 31	April 30	April 30	January 31	April 30
	2013	2013	2012	2013	2013	2012
Net interest income	$1,268	$1,102	$1,178	$1,244	$1,110	$1,185
Non-interest income	470	426	409	463	429	412
Total revenue	1,738	1,528	1,587	1,707	1,539	1,597
Provision for credit losses – loans	182	151	157	178	151	157
Provision for credit losses – debt securities
classified as loans	3	3	3	3	3	3
Provision for credit losses – acquired
credit-impaired loans[1]	12	22	32	12	23	33
Provision for credit losses	197	176	192	193	177	193
Non-interest expenses – reported	1,072	993	953	1,052	1,001	959
Non-interest expenses – adjusted	1,072	896	953	1,052	903	959
Net income – reported	$398	$315	$356	$392	$316	$358
Adjustments for items of note[2]
Litigation reserve	–	70	–	–	71	–
Net income – adjusted	$398	$385	$356	$392	$387	$358
Selected volumes and ratios
Return on common equity – reported	8.6%	7.0%	8.2%	8.6%	7.0%	8.2%
Return on common equity – adjusted	8.6%	8.6%	8.2%	8.6%	8.6%	8.2%
Margin on average earning assets (TEB)[3]	3.67%	3.28%	3.74%	3.67%	3.28%	3.74%
Efficiency ratio – reported	61.7%	65.0%	60.1%	61.7%	65.0%	60.1%
Efficiency ratio – adjusted	61.7%	58.6%	60.1%	61.7%	58.6%	60.1%
Number of U.S. retail stores	1,310	1,325	1,288	1,310	1,325	1,288
Average number of full-time equivalent staff	24,668	25,202	24,733	24,668	25,202	24,733

		For the six months ended
	Canadian dollars			U.S. dollars
	April 30	April 30	April 30	April 30
	2013	2012	2013	2012
Net interest income	$2,370	$2,335	$2,354	$2,319
Non-interest income	896	747	892	743
Total revenue	3,266	3,082	3,246	3,062
Provision for credit losses – loans	333	271	329	269
Provision for credit losses – debt securities
classified as loans	6	6	6	6
Provision for credit losses – acquired
credit-impaired loans[1]	34	73	35	73
Provision for credit losses	373	350	370	348
Non-interest expenses – reported	2,065	2,138	2,053	2,125
Non-interest expenses – adjusted	1,968	1,841	1,955	1,829
Net income – reported	$713	$528	$708	$523
Adjustments for items of note[2]
Integration charges and direct transaction
costs relating to U.S. Personal and
Commercial Banking acquisitions	–	9	–	9
Litigation reserve	70	171	71	171
Net income – adjusted	$783	$708	$779	$703
Selected volumes and ratios
Return on common equity – reported	7.8%	6.0%	7.8%	6.0%
Return on common equity – adjusted	8.6%	8.1%	8.6%	8.1%
Margin on average earning assets (TEB)[3]	3.47%	3.68%	3.47%	3.68%
Efficiency ratio – reported	63.2%	69.4%	63.2%	69.4%
Efficiency ratio – adjusted	60.3%	59.8%	60.3%	59.8%
Number of U.S. retail stores	1,310	1,288	1,310	1,288
Average number of full-time equivalent staff	24,939	24,914	24,939	24,914
1	Includes all FDIC covered loans and other acquired credit-impaired loans.
2	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
3	Margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA).

TD BANK GROUP • SECOND QUARTER 2013 • EARNINGS NEWS RELEASE	Page 16

Quarterly comparison – Q2 2013 vs. Q2 2012
U.S. Personal and Commercial Banking reported and adjusted net income, in Canadian dollar terms, for the quarter was $398 million, an increase of $42 million, or 12%, compared with the second quarter last year. In U.S. dollar terms, reported and adjusted net income for the quarter was US$392 million, an increase of US$34 million, or 9%, compared with the second quarter last year. Results include activity related to our ongoing arrangement with Target Corporation subsequent to the acquisition of approximately US$5.6 billion of credit card receivables on March 13, 2013. Revenue and expenses related to Target are reported on a gross basis on the income statement and non-interest expenses include TD’s expenses related to the business, and amounts due to Target under the credit card program agreement. The increase in earnings was primarily due to strong loan and deposit volume growth, an improvement in credit quality and a lower effective tax rate, partially offset by lower margins. The annualized return on common equity for the quarter was 8.6% compared with 8.2% in the second quarter last year.
U.S. Personal and Commercial Banking revenue is derived from personal banking, business banking, investments, auto lending, and credit cards. In U.S. dollar terms, revenue for the quarter was US$1,707 million, an increase of US$110 million, or 7%, compared with the second quarter last year primarily due to the first-time inclusion of revenue from the Target asset acquisition, strong organic loan and deposit growth and good fee growth, offset by lower product margins and acquired loan accretion. Excluding Target, average loans were up 14%, compared with the second quarter last year, with a 22% increase in personal loans and a 9% increase in business loans. In the current quarter, US$6 billion in Target credit cards outstanding were added. Average deposits increased US$17 billion, or 10%, compared with the second quarter last year driven by 10% growth in personal deposit volume, 7% growth in business deposit volume and 15% growth in TD Ameritrade deposit volume. Margin on average earning assets was 3.67%, a 7 bps decrease compared with the second quarter last year. Excluding Target, the margin decreased 48 bps due to the low interest rate environment and the impact of security sales.
PCL for the quarter was US$193 million, flat with the second quarter last year. Personal banking PCL was US$146 million, an increase of US$77 million, or 112%, compared with the second quarter last year primarily due to Target-related PCL and increased provisions in auto loans. Business banking PCL was US$44 million, a decrease of US$77 million, or 64%, compared with the second quarter last year reflecting improved credit quality of commercial loans. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.75%, a decrease of 18 bps, compared with the second quarter last year reflecting improving credit quality trends and growth in the portfolio. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.2%, compared with 1.3% as at April 30, 2012. Net impaired debt securities classified as loans were US$1,252 million, a decrease of US$92 million, or 7%, compared with the second quarter last year.
Reported and adjusted non-interest expenses for the quarter were US$1,052 million, an increase of US$93 million, or 10%, compared with the second quarter last year primarily due to increased expenses related to the Target asset acquisition and investments in growth initiatives, offset by productivity gains.
The average FTE staffing levels decreased by 65, as planned declines in the store network and TD Auto Finance U.S. were partially offset by increases related to investments in growth initiatives. The efficiency ratio for the quarter worsened to 61.7% on a reported and adjusted basis, compared with 60.1% in the second quarter last year.

Quarterly comparison – Q2 2013 vs. Q1 2013
U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the quarter increased $83 million, or 26%, compared with the prior quarter. Adjusted net income for the quarter increased $13 million, or 3%, compared with the prior quarter. In U.S. dollar terms, reported net income for the quarter increased US$76 million, or 24%, and adjusted net income for the quarter increased US$5 million, or 1%, compared with the prior quarter. The reported and adjusted annualized return on common equity for the quarter was 8.6%, compared with 7.0% on a reported basis and 8.6% on an adjusted basis in the prior quarter.
In U.S. dollar terms, revenue for the quarter increased US$168 million, or 11%, compared with the prior quarter primarily due to credit card revenue from the Target asset acquisition. Excluding Target, average loans were up 2%, compared with the prior quarter, with a 3% increase in personal loans and a 1% increase in business loans. In the current quarter, US$6 billion in Target credit cards outstanding were added. Average deposits increased US$4 billion, or 3%, compared with the prior quarter. Margin on average earning assets increased by 39 bps to 3.67%, compared with the prior quarter. Excluding Target, margins were relatively flat compared to the prior quarter as additional margin compression from personal and commercial products was offset by improved net interest income on both acquired credit-impaired loans and debt securities classified as loans.
Reported and adjusted PCL for the quarter increased US$16 million, or 9%, compared with the prior quarter. Personal banking PCL increased US$34 million, or 30%, from the prior quarter primarily due to provisions for credit card loans acquired from Target. Business banking PCL decreased US$18 million, or 29%, compared with prior quarter reflecting improved credit quality of commercial loans. Annualized adjusted PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.75%, an increase of 1 bp, compared with the prior quarter. Net impaired loans, excluding acquired credit-impaired and debt securities classified as loans, as a percentage of total loans were 1.2%, flat compared with January 31, 2013. Net impaired debt securities classified as loans were US$1,252 million, a decrease of US$48 million, or 4%, compared with the prior quarter.

TD BANK GROUP • SECOND QUARTER 2013 • EARNINGS NEWS RELEASE	Page 17

Reported non-interest expenses for the quarter increased US$51 million, or 5%, compared with the prior quarter. Adjusted non-interest expenses increased US$149 million, or 17%, compared with the prior quarter primarily due to increased expenses related to the Target asset acquisition and timing of planned initiatives, partially offset by productivity gains.
The average FTE staffing levels decreased by 534, or 2%, compared with the prior quarter due primarily to planned declines in the store network and TD Auto Finance U.S. The reported efficiency ratio for the quarter improved to 61.7%, compared with 65.0% in the prior quarter, while the adjusted efficiency ratio worsened to 61.7%, compared with 58.6% in the prior quarter.

Year-to-date comparison – Q2 2013 vs. Q2 2012
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the six months ended April 30, 2013 was $713 million on a reported basis, an increase of $185 million, or 35%, and $783 million on an adjusted basis, an increase of $75 million, or 11%, compared with the same period last year. In U.S. dollar terms, reported net income was US$708 million, an increase of US$185 million, or 35%, and adjusted net income was US$779 million, an increase of US$76 million, or 11%. The increase in adjusted earnings was primarily due to strong loan and deposit volume growth and a lower effective tax rate due to higher tax advantaged investments, partially offset by lower margins and higher non-interest expenses. The reported and adjusted annualized return on common equity were 7.8% and 8.6%, respectively, compared with 6.0% and 8.1%, respectively, in the same period last year.
In U.S. dollar terms, revenue was US$3,246 million, an increase of US$184 million, or 6%, compared with the same period last year primarily due to strong organic loan and deposit growth and gains on sales of securities, partially offset by lower net interest margins. Excluding Target, average loans were up 15%, compared with the same period last year, with a 23% increase in personal loans and a 10% increase in business loans. In the current quarter, US$6 billion in Target credit cards outstanding were added. Average deposits increased US$15 billion, or 9%, compared with the same period last year driven by 10% growth in personal deposit volume, 6% growth in business deposit volume and 13% growth in TD Ameritrade deposit volume. Margin on average earning assets decreased by 21 bps to 3.47%, compared with the same period last year. Excluding Target, the margin decreased 40 bps due to continued pressure on loan and deposit margins and the impact of security sales.
Total PCL was US$370 million, an increase of US$22 million, or 6%, compared with the same period last year. Personal banking PCL was US$258 million, an increase of US$99 million, or 63%, from the same period last year due primarily to credit card loans acquired from Target and increased provisions in auto loans. Business banking PCL was US$106 million, a decrease of US$77 million, or 42%, from the same period last year reflecting improved credit quality in commercial loans. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.72%, a decrease of 9 bps, compared with the same period last year.
Reported non-interest expenses were US$2,053 million, a decrease of US$72 million, or 3%, compared to the same period last year primarily due to lower litigation costs and productivity gains, partially offset by increased expenses related to the Target asset acquisition, new stores and other planned initiatives. Adjusted non-interest expenses were US$1,955 million, an increase of US$126 million, or 7%, compared with the same period last year due primarily to increased expenses related to Target, new stores and other planned initiatives, partially offset by productivity gains.
The average FTE staffing levels increased by 25, reflecting investments in growth initiatives partially offset by planned declines in the store network and TD Auto Finance U.S. The reported efficiency ratio improved to 63.2% compared with 69.4% in the same period last year, while the adjusted efficiency ratio was 60.3%, or relatively flat, compared with 59.8% in the same period last year.

Business Outlook
We will continue to build on our strength of industry-leading convenience banking, providing superior customer service through efficient, local decision-making and evolving the product offering to our customers, which should contribute to continued good growth in loans and deposits. We intend to continue to execute on our strategy which includes the sale of securities, reinvestment into growth of high quality loans and shortening the duration of our balance sheet. The acquisition of Target’s U.S. credit card portfolio and the agreement to become Target’s exclusive U.S. card issuer, which closed during the second quarter of 2013, is expected to continue to increase net interest margins, PCL, and non-interest expenses during the remainder of fiscal 2013. Excluding Target, we anticipate net interest margins to remain compressed. We expect regulatory and legislative actions to continue to impact the operating environment resulting in higher compliance costs. Despite these increased compliance costs, excluding any costs added by acquisitions, the rate of organic expense growth in U.S. dollar terms is expected to be lower than last year due to productivity improvements. In the second half of 2013, we are on course to match the level of earnings of the first half.

TABLE 10: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Net interest income (TEB)	$485	$483	$434	$968	$877
Non-interest income	158	116	174	274	414
Total revenue	643	599	608	1,242	1,291
Provision for credit losses	3	(5)	6	(2)	18
Non-interest expenses	375	393	384	768	790
Net income	$220	$159	$197	$379	$391
Selected volumes and ratios
Trading-related revenue	$353	$291	$278	$644	$658
Risk-weighted assets (billions of dollars)[1]	49	50	48	49	48
Return on common equity	20.9%	15.0%	19.5%	17.9%	19.1%
Efficiency ratio	58.3%	65.6%	63.2%	61.8%	61.2%
Average number of full-time equivalent staff	3,549	3,470	3,540	3,509	3,539
1
Effective the first quarter of 2013, amounts are calculated in accordance with the Basel III regulatory framework, excluding Credit Valuation Adjustment (CVA) capital in accordance with OSFI guidance and are presented based on the “all-in” methodology. In 2012, amounts were calculated in accordance with the Basel II regulatory framework inclusive of Market Risk Amendments.

TD BANK GROUP • SECOND QUARTER 2013 • EARNINGS NEWS RELEASE	Page 18

Quarterly comparison – Q2 2013 vs. Q2 2012
Wholesale Banking net income for the quarter was $220 million, an increase of $23 million, or 12%, compared with the second quarter last year. The increase in earnings was primarily due to higher trading-related revenue and lower non-interest expenses, partially offset by higher taxes. The annualized return on common equity for the quarter was 20.9%, compared with 19.5% in the second quarter last year.
Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $643 million, an increase of $35 million, or 6%, compared with the second quarter last year. The increase in revenue was primarily due to higher fixed income and credit trading on improved client flows and strong loan fees during the quarter. This was partially offset by reduced mergers and acquisitions (M&A) and advisory fees as compared with a strong quarter last year.
PCL for the quarter was $3 million, compared with $6 million in the second quarter last year. PCL in the current quarter primarily consisted of the accrual cost of credit protection partially offset by a modest recovery.
Non-interest expenses for the quarter were $375 million, a decrease of $9 million, or 2%, compared with the second quarter last year due to lower variable compensation commensurate with revenue mix.
Risk-weighted assets were $49 billion as at April 30, 2013, an increase of $1 billion, or 2%, compared with April 30, 2012. The increase was primarily due to the implementation of the Basel III regulatory framework.

Quarterly comparison – Q2 2013 vs. Q1 2013
Wholesale Banking net income for the quarter increased by $61 million, or 38%, compared with the prior quarter. The increase was largely due to higher trading-related revenue and lower non-interest expenses, partially offset by lower security gains in the investment portfolio. The annualized return on common equity for the quarter was 20.9%, compared with 15.0% in the prior quarter.
Revenue for the quarter increased $44 million, or 7%, compared with the prior quarter, primarily due to higher trading revenue in fixed income, currency and credit, benefitting from higher clients flow and tightening credit spreads. The increase was partially offset by reduced trading revenue in equities and commodities impacted by a difficult trading environment and lower security gains in the investment portfolio. Investment banking results were lower due to a decline in industry-wide volumes.
PCL for the quarter was $3 million, compared with a recovery of $5 million in the prior quarter. PCL in the current quarter primarily reflected the accrual cost of credit protection, while PCL in the prior quarter included a recovery of previously recorded provisions.
Non-interest expenses for the quarter decreased by $18 million, or 5%, compared with the prior quarter, due to reduced variable compensation and operating expenses.
Risk-weighted assets as at April 30, 2013 decreased $1 billion, or 2%, compared with January 31, 2013.

Year-to-date comparison – Q2 2013 vs. Q2 2012
Wholesale Banking net income for the six months ended April 30, 2013 was $379 million, a decrease of $12 million, or 3%, compared with the same period last year. The decrease was primarily due to lower revenue, partially offset by lower non-interest expenses. The annualized return on common equity was 17.9%, compared to 19.1% in the same period last year.
Revenue was $1,242 million, a decrease of $49 million, or 4%, compared with the prior year. The decrease was largely attributable to reduced M&A and advisory fees due to a decline in industry-wide volumes, partially offset by improved credit originations and underwriting fees.
PCL was a recovery of $2 million, compared with an $18 million provision in the same period last year. PCL in the current year included recoveries in the corporate lending portfolio, while PCL in the same period last year largely comprised the accrual cost of credit protection and a single merchant banking exposure.
Non-interest expenses were $768 million, a decrease of $22 million, or 3%, largely due to reduced variable compensation commensurate with reduced revenue.

Business Outlook
We are encouraged by the gradual improvement in capital markets and the economy, but a combination of fiscal challenges in Europe and the U.S., increased market pressures, and the impact of regulatory reform will affect trading conditions in the medium term. The instability in the macro-economic environment may impact overall corporate and investor activities; however, we expect that our strong franchise businesses will continue to deliver solid results. As economic conditions stabilize, we expect improvement in advisory and underwriting fees. We continue to stay focused on serving our clients, being a valued counterparty, growing our franchise, managing our risks and reducing expenses in 2013.

TD BANK GROUP • SECOND QUARTER 2013 • EARNINGS NEWS RELEASE	Page 19

TABLE 11: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2013	2013	2012	2013	2012
Net income (loss) – reported	$(106)	$19	$(33)	$(87)	$(96)
Adjustments for items of note: Decrease (increase) in net income[1]
Amortization of intangibles	58	56	59	114	119
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	22	(24)	9	(2)	54
Fair value of credit default swaps hedging the corporate loan book, net of
provision for credit losses	–	–	1	–	2
Integration charges, direct transaction costs, and changes in fair value of
contingent consideration relating to the Chrysler Financial acquisition	–	–	3	–	8
Reduction of allowance for incurred but not identified credit losses[2]	–	–	(59)	–	(90)
Total adjustments for items of note	80	32	13	112	93
Net income (loss) – adjusted	$(26)	$51	$(20)	$25	$(3)
Decomposition of items included in net gain (loss) – adjusted
Net corporate expenses	$(116)	$(134)	$(95)	$(250)	$(187)
Other	64	159	49	223	132
Non-controlling interests	26	26	26	52	52
Net income (loss) – adjusted	$(26)	$51	$(20)	$25	$(3)
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Beginning in 2013, the change in the “allowance for incurred but not identified credit losses” in the normal course of business relating to Canadian Personal and Commercial Banking and Wholesale Banking will be included in Corporate segment adjusted net income and will no longer be recorded as an item of note.

Quarterly comparison – Q2 2013 vs. Q2 2012
Corporate segment’s reported net loss for the quarter was $106 million, compared with a reported net loss of $33 million in the second quarter last year. Adjusted net loss was $26 million, compared with an adjusted net loss of $20 million in the second quarter last year. The increased loss was due to higher net corporate expenses driven by increased employee benefit and strategic initiative costs, partially offset by favourable Other items. The increased income from Other items was due to positive tax results and the reduction of the allowance for incurred but not identified credit losses relating to the Canadian loan portfolio, partially offset by unfavourable treasury and other hedging activities.

Quarterly comparison – Q2 2013 vs. Q1 2013
Corporate segment’s reported net loss for the quarter was $106 million, compared with a reported net income of $19 million in the prior quarter. Adjusted net loss was $26 million, compared with an adjusted net income of $51 million in the prior quarter. The increased loss was due to unfavourable Other items including treasury and other hedging activities, partially offset by lower net corporate expenses.

Year-to-date comparison – Q2 2013 vs. Q2 2012
Corporate segment’s reported net loss for the six months ended April 30, 2013 was $87 million, compared with a reported net loss of $96 million in the same period last year. Adjusted net income for the six months ended April 30, 2013 was $25 million, compared with an adjusted net loss of $3 million in the same period last year. The increased income was largely due to the reduction of the allowance for incurred but not identified credit losses relating to the Canadian loan portfolio and positive tax results, partially offset by higher net corporate expenses driven by increased employee benefit and strategic initiative costs.

TD BANK GROUP • SECOND QUARTER 2013 • EARNINGS NEWS RELEASE	Page 20

SHAREHOLDER AND INVESTOR INFORMATION

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Interested investors, the media and others may view this second quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD website at www.td.com/investor/.

TD BANK GROUP • SECOND QUARTER 2013 • EARNINGS NEWS RELEASE	Page 21

Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on May 23, 2013. The call will be webcast live via TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the second quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD web site at www.td.com/investor/qr_2013.jsp on May 23, 2013, by approximately 12 p.m. ET. A listen-only telephone line will be available at 416-644-3415 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at www.td.com/investor/qr_2013.jsp. Replay of the teleconference will be available from 6 p.m. ET on May 23, 2013, until June 24, 2013, by calling 416-640-1917 or 1-877-289-8525 (toll free).The passcode is 4615862, followed by the pound key.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Wealth, TD Direct Investing, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8 million active online and mobile customers. TD had CDN$826 billion in assets on April 30, 2013.The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:
Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-9030
Ali Duncan Martin, Manager, Media Relations, 416-983-4412